Filed by MCG Capital Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: MCG Capital Corporation (Registration Statement No. 333-204272)

June 22, 2015 Investor Presentation

2 Forward-Looking Statements Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PFLT, MCGC and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this presentation on the expected timeline (or at all), the failure of PFLT or MCGC stockholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCGC, the combined company’s plans, expectations, objectives, performance, operations and intentions, the amount or timing of any dividends that may be paid by the combined company, the proposal made by HC2 Holdings, Inc., any regulatory action which may or may not be taken with respect to the proposed merger or the proposal made by HC2, any decision by MCGC to pursue continued operations, a liquidation or an alternative transaction upon the termination of any merger agreement, changes in MCGC’s net asset value in the future, fees and expenses incurred by MCGC in connection with a liquidation, the value of MCGC’s assets in a liquidation, the timeline to complete a liquidation, any changes to MCGC’s listing, registration, management or board of directors in a liquidation, the outcome of any stockholder litigation relating to the transaction or any other litigation to which MCGC is a party, or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCGC stockholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission. MCGC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation. Important Additional Information and Where to Find It This communication is being made in respect of the proposed business combination involving PFLT and MCGC. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCGC and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of PFLT and MCGC. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Proxy Solicitation Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by each of PFLT and MCGC through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCGC’s website at www.mcgcapital.com. PFLT and MCGC and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of PFLT and MCGC in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCGC stockholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCGC’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015, as amended on June 16, 2015. You can obtain free copies of these documents from PFLT and MCGC in the manner set forth above. This presentation does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities will be filed with the Securities and Exchange Commission, and the securities may not be sold until the registration statement becomes effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities. Permission to use quotes neither requested nor received

3 Executive Summary  After careful deliberation and consultation, the MCG Board has concluded that the HC2 transaction presents a material risk of non-consummation. — MCG does not believe that HC2 has responded to the substantive issues we have raised, or that their statements tell the whole story. — Mr. Falcone’s prohibition on associating with an investment company, MCG’s investment company status and HC2’s potential investment company or investment adviser status create complicated regulatory hurdles to the proposal. MCG stockholders should not have to bear the risks from those hurdles.  MCG also does not believe that HC2's transaction and proposed downside protection is superior to the PFLT transaction. — Stockholders would receive $4.75 in merger consideration. Stockholders would also receive a dividend-paying stock (under PFLT’s current policy, if shares are held until the January 28, 2016 termination date of the HC2 transaction, this could equate to an additional $0.12 in dividends). — The higher headline price of the HC2 offer does not benefit MCG stockholders if the transaction does not close. — HC2 has not offered any guaranteed cash protection against a deal not closing by January 28, 2016. — Limited liquidity, regulatory restrictions, dilution and the effect of a failed transaction on HC2’s stock price make the value to MCG of a reverse termination fee paid in HC2 common stock highly speculative.  If HC2 truly believes that the SEC will approve the transaction, that HC2 stock price won’t fall below the collar and that MCG shareholders will vote for the HC2 deal, they should pay the $7 million termination fee directly to PFLT and offer MCG stockholders guaranteed cash (i.e., in a lock-box) in an amount sufficient to cover the losses (i.e., at least $25 million). — If HC2 is right, they will never have to pay. — If HC2 is wrong, MCG stockholders have protection.

4 Key Questions for MCG Stockholders 1. Will the SEC take more than six months to clear HC2’s registration statement to issue shares to buy a BDC/’40 Act Company? 2. Will the SEC require HC2 to obtain no-action or exemptive relief in order to complete a transaction with MCG? 3. If the SEC does require HC2 to obtain no-action or exemptive relief will they refuse to grant it or delay their consideration of whether to grant relief? 4. Has Mr. Falcone already violated his consent order? 5. Would Mr. Falcone be violating his consent order by buying MCG, a BDC/’40 Act Company? 6. Will the increased scrutiny related to the proposed transaction draw the announcement of any other action or investigations by any other state or federal regulatory agency? 7. If any regulatory action is announced or initiated, even if it is ultimately unsuccessful, will it cause the trading price of HC2 common stock to drop by 20% or more? 8. If any regulatory action is announced or initiated, even it if is ultimately unsuccessful, will it cause MCG stockholders to not approve the transaction? If the answer to any one of these questions is yes, MCG stockholders will suffer significant harm for which HC2 has not offered adequate protection.

Source of MCG Concerns Regarding Closing Certainty

6 Investment Company Act and Investment Adviser Act Concerns  In order to resolve the SEC’s allegations of securities fraud in connection with the operation of his hedge fund, Mr. Falcone entered into a consent judgment that prohibits him from being an investment adviser or an officer or director of an investment adviser.  This agreement automatically makes him ineligible to be an officer or director of an investment company or a BDC.  The term “investment company” is defined in Section 3(a)(1) of the Investment Company Act of 1940, and includes any issuer who meets ANY of the following three tests: A. is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; B. is engaged …in the business of issuing face-amount certificates of the installment type…; or C. is engaged …in the business of investing… in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets….  MCG believes HC2 may fall in the first category as a result of its compensatory arrangements, public statements and disclosures, and if so should be registered as an investment company.  MCG also believes HC2 may be an investment adviser due to its compensatory arrangements and business model.  If HC2 is determined to be an unregistered investment company or investment adviser, Mr. Falcone likely has violated his consent judgment, and additionally HC2 will be unable to issue securities (including to purchase MCG or pay MCG a termination fee).  Additionally SEC or other regulatory scrutiny of these issues and of Mr. Falcone’s compliance with his consent judgment may cause delays which could be fatal to timely consummation of a transaction with MCG and could cause a significant decline in the value of HC2 common stock.  MCG does not believe that withdrawing its BDC election would solve this problem.  MGC’s stockholders are currently protected by the Investment Company Act, and any proposed transaction would be reviewed by the SEC on that basis

7 Selected Reasons HC2 May be an Investment Company or an Investment Adviser  HC2’s own statements describe its business as focused on investing activities, and do not discuss active management or oversight of its investments — “We designed HC2 as a permanent capital vehicle that invests in a diverse group of long term [businesses]” (Philip Falcone, HC2 Investor Call, May 22, 2015. Source: S&P Capital IQ) — “We face certain risks associated with the acquisition or disposition of businesses and lack of control over investments in associates. (HC2 2014 10-K) — “…HC2 is internally managed” (Letter from HC2 to MCG, June 2, 2015) — HC2’s most recent Annual Report on Form 10-K uses the term “investment” approximately 140 times (including in reference to HC2’s investments made from time to time, and several recent noncontrolling investments) — “[w]e believe the [following companies] have business models that are generally similar to that of [HC2] [followed by list of 18 companies, including Apollo, Carlyle, Lazard, and others, each of which includes a registered investment company and/or registered investment adviser in its corporate structure] (HC2 2015 proxy statement)  HC2’s historical performance and business model indicates that it is in the business of investing, reinvesting or trading in securities — HC2 recorded 2014 net income from its equity investments but a significant net loss from continuing operations. — HC2 operates a subsidiary that manages a portion of HC2’s available cash and acquires interests in possible acquisition targets. — HC2’s executive team includes a “Senior Managing Director of Investments” and a “Managing Director of Investments.” — HC2’s definitive proxy lists the completion of significant investments as a key accomplishment of management Permission to use quotes neither requested nor received. Source: public filings

HC2 Compensation Practices are Structured as if HC2 is an Investment Company or Investment Adviser

MCG CAPITAL CORPORATION

Impact from potential MCG acquisition

- NAV/share increase of ~90%
- Appears that transaction would significantly expand HC2's 2015 bonus pool and result in the issuance of new options to Mr. Falcone under the anti-dilution provisions of his arrangement

Option Grant

- Mr. Falcone has a stock option agreement that provides for the grant of additional options in the event of share issuances so that the aggregate options maintain the ownership percentage of the outstanding stock of HC2 represented by the option on the grant date
  - As a result, MCG believes this arrangement could reward growth from share issuances by HC2, irrespective of a corresponding increase in the per share value of HC2

2014 HC2 Compensation Review

- Bonus pool driven by NAV Return, defined as percent increase in NAV/share (over fiscal year) multiplied by starting NAV (1)
- 12% of excess NAV Return set aside to fund the 2014 bonus pool; minimum NAV Return threshold in 2014 of zero
- NAV Return of $136MM in 2014 under bonus pool calculations, resulting in bonus pool of $16MM (12% of NAV Return)
  - Per GAAP financial statements, NAV increased $35MM in 2014 (2)
  - GAAP NAV per share decreased; HC2 incurred a net loss in 2014

NAV per Audited Financials (000s, except per share figures)

				Continuing Operations	
Year Ending	HC2 NAV	HC2 Shares	Per Share	HC2 Loss	Diluted EPS
12/31/2013	$54,409	14,226	$3.82	($17,612)	($1.25)
12/31/2014	$89,669	23,813	$3.77	($14,010)	($0.71)
Difference	$35,260	9,587	($0.06)	$3,602	$0.54

Source: Public Filings

Notes

(1) NAV formula used by HC2 begins with NAV as defined in its Preferred Stock Certificates and adjusts: (i) subtract deferred tax liabilities, (ii) add capital contributions to fund start-up businesses (up to $10MM), (iii) add deferred financing costs, (iv) add fair value of assets not appraised in GAAP financial statements (up to $20MM), (v) subtract settling of legacy liabilities associated with predecessor businesses (up to $5MM), (vi) add acquisition expenses over last twelve months and (vii) subtract accretion on preferred stock and conversion impacts.

(2) NAV excludes noncontrolling interest.

8

9 Additional Legal Issues Raised by Falcone Proposal  Philip Falcone has stated “We are prepared to provide voting commitments from HC2 stockholders at the time a definitive merger agreement is executed to FULLY eliminate [HC2 stockholder approval] as a deal risk.” (emphasis added) (Philip Falcone, letter dated June 15, 2015)  This statement raises numerous additional legal questions: — What is the basis for Mr. Falcone’s statement? — Does Mr. Falcone individually control a majority of the shares of HC2? — If Mr. Falcone does individually control a majority of the shares of HC2, has that been disclosed to the SEC? — If Mr. Falcone does not individually control a majority of the shares of HC2, does he control them as a member of a group formed to hold or vote HC2 stock, and if so has that been properly disclosed? — If Mr. Falcone does not own or control a majority of HC2 shares, has Mr. Falcone solicited voting commitments from HC2 stockholders? — Was that solicitation conducted in accordance with the SEC’s proxy rules? — Did Mr. Falcone provide non-public information to stockholders in connection with that solicitation? — Has Mr. Falcone obtained voting commitments with respect to a majority of HC2 shares? — If Mr. Falcone has obtained voting commitments with respect to a majority of HC2 shares, will the SEC consider those commitments to be purchases of MCG stock? — If Mr. Falcone has obtained voting commitments with respect to a majority of HC2 shares, will Delaware courts consider those permissible? — If Mr. Falcone has obtained voting commitments with respect to a majority of HC2 shares, will the NYSE consider them permissible for purposes of obtaining the requisite stockholder approval? — If Mr. Falcone has not obtained voting commitments with respect to a majority of HC2 shares, does the above statement comply with the SEC rules?  If Mr. Falcone’s statement is correct, MCG believes HC2 needs to fully address the above questions; if incorrect, HC2 needs to address the closing certainty issue previously raised

HC2 Proposal Has Not Addressed Raised Concerns

11 Superior Offer Determination Selected Issues with HC2 Offer Addressed? Failure to Close Due to Regulatory Issues (Including injunction, prohibition by the SEC or any governmental entity, failure to clear registration statement, etc.) • Lost value of PFLT Transaction ($4.75/share + ongoing monthly dividends) over expected liquidation proceeds  • Reimbursement of Termination Fee payable to PFLT ($7 million) (if issues result in failure to clear registration statement)  • Reimbursement of operating losses/transaction costs – March 31, 2015 through HC2 deal termination  (unregistered HC2 stock) Failure to Obtain HC2 Shareholder Approval See slide 9 Failure to Obtain MCG Shareholder Approval • Lost value of PFLT Transaction ($4.75/share + ongoing monthly dividends) over expected liquidation proceeds  • Reimbursement of Termination Fee payable to PFLT ($7 million)  • Reimbursement of operating losses/ transaction costs – March 31, 2015 through HC2 deal termination  Termination Due to HC2 Covenant Breach • Lost value of PFLT Transaction ($4.75/share + ongoing monthly dividends) over expected liquidation proceeds  • Reimbursement of Termination Fee payable to PFLT ($7 million)  • Reimbursement of operating losses/ transaction costs – March 31, 2015 through HC2 deal termination 

12 Superior Offer Determination (cont’d) Selected Issues with HC2 Offer Addressed? Termination Due to HC2 Stock Price Drop of 30% or More • Lost value of PFLT Transaction ($4.75/share + ongoing monthly dividends) over expected liquidation proceeds  • Reimbursement of Termination Fee payable to PFLT ($7 million)  • Reimbursement of operating losses/transaction costs – March 31, 2015 through HC2 deal termination  Compensation for Delay in Obtaining Approvals (relative to PFLT transaction) (i.e., Ticking Fee or other compensation)  Direct Payment by HC2 of PFLT Termination Fee When Due  Termination Right if HC2 Stock Price Falls by 30% or More  Protection For HC2 Stock Price Drop by More Than 20% but Less Than 30% (Won’t receive full consideration)  Operating Covenants • HC2 agreement not to pay dividends prior to close  • HC2 limits on issuance of stock and entry into new lines of business or acquisitions prior to closing  • HC2 not to change compensation practices or settle material claims prior to closing 

13 Issues with HC2 Proposed Break Fee  The $13.35 million reverse termination fee payable by HC2 to MCG is in the form of HC2 common stock rather than cash, as in virtually all other deals — 827 acquisitions announced after January 1, 2010 included a termination fee or a reverse termination fee; only one permitted the termination fee to be paid in shares of the buyer’s common stock*  The proposed fee represents only 6.79% of the equity value of the proposed HC2 transaction and is less than MCG’s expected losses and contractual friction costs  The HC2 common stock would be unregistered, required to be held for six months and difficult to readily monetize  MCG’s ownership of HC2 stock could present regulatory hurdles — the stock would not be a good BDC asset for MCG and the shares would count against MCG’s 30% limit on disqualified assets  The reverse termination fee is not payable by HC2 at all in the following circumstances: — Failure to obtain MCG stockholder approval — Termination due to HC2 covenant breach — Termination due to HC2 stock price drop in excess of 30% — Termination if outside date is reached while transaction is subject to a temporary injunction — If the failure to close relates to the Investment Company Act, or other regulatory issues (other than the Investment Advisers Act)  Additionally, MCG would be required to pay the termination fee to PFLT and seek reimbursement from HC2 only upon termination of the HC2 deal, instead of HC2 funding it at the time of payment *Source: Dealpoint Data. Database tracks transactions valued over $100 million announced since 2012, and transactions valued over $500 million announced since 2010, with a U.S. or non-U.S. public target and at least one SEC filer.

Expected Benefits of the PFLT Transaction

15 Sale Process and Selection of PFLT  On February 9, 2015, MCG announced that it intended to pursue strategic alternatives.  Morgan Stanley & Co. LLC initiated discussions with potentially interested parties by reaching out to a broad group of potential buyers, including BDCs, specialty finance companies, private equity funds, credit funds and asset managers.  103 parties were contacted.  53 parties signed confidentiality agreements and were granted access to a data room.  24 parties provided indications of interest in the first round. — These included proposals to acquire MCG and proposals to become MCG’s investment adviser.  Following careful analysis by the MCG board of directors, six parties were invited to the second round.  PFLT and HC2 submitted second round bids on April 2, 2015.  Negotiations for approximately one month to improve terms.  The definitive merger agreement was signed on April 28, 2015. Transaction with PFLT 103 Parties Contacted 53 Confidentiality Agreements Signed 24 Initial Bids Received 6 Parties in Second Round 2 Second Round Bids Received

16 Expected Benefits of the PFLT Transaction  Earnings Consistency. Regular/consistent earnings since IPO: — Highest annual and total returns among the floating rate-focused BDCs. — PFLT was the only floating rate BDC in 2014 to have positive returns at 8%.  Low Volatility. PFLT common stock has traded at a steady price over the last few years, with volatility in the 7% to 15% range.  Attractive, Diverse Portfolio. $335.5 million portfolio (as of March 31, 2015), investments in 71 different companies across 21 different industries, with no single investment constituting more than 5% of PFLT’s entire portfolio.  Dividend Payments. PFLT has consistently paid monthly dividends, in increasing amounts for the past several years (most recently equal to $0.095 per month).  BDC. PFLT has elected to be a BDC and MCG stockholders will enjoy the protections of the Investment Company Act of 1940, including asset coverage requirements and the resulting limitation on incurrence of indebtedness, a shareholder approval for below-NAV issuances, and heightened requirements for approval of affiliate transactions.  Compatible Stockholder Base. PFLT’s stock is primarily held by retail investors with approximately 25% of its common stock being held by institutions or investors affiliated with institutional investors.  Compatible Investment Portfolio. Senior secured loans to middle-market private companies (in line with MCG’s investment strategy to date).  Low Risk. PFLT primarily invests through providing floating rate loans to middle-market companies, and PFLT generally expects 65% of PFLT’s overall portfolio to consist of senior secured loans. *Source: PFLT public filings, SNL Financial as of 6/20/15.

Appendix

18 Additional HC2 Statements  HC2 in its own words: — “We want to continue to capitalize on our strategy to invest in existing businesses and execute on the transactions and the new verticals.” (Philip Falcone, HC2 Investor Call, May 22, 2015. Source: S&P Capital IQ) — “HC2 is pleased to announce that…it has made an investment in Gaming Nation Acquisition Corp…” (HC2 press release, June 10, 2015) — “We are thrilled to lead the Series A-1 Investment in NerVve…” (joint press release of HC2 and NerVve, October 20, 2014) — “The [HC2] Reporting Persons acquired the Shares over which they exercise beneficial ownership based on their belief that such Shares, when purchased, represented an attractive investment opportunity.” (HC2 Schedule 13D with respect to The First Marblehead Corporation, filed on December 29, 2014) — “We also own an interest in a number of entities, such as Novatel, over which we do not exercise or have only little management control and we are therefore unable to direct or manage the business to realize the anticipated benefits that we can achieve through full integration.” (HC2 2014 10-K) — “[HC2] expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its …investment in the securities of the Issuer, which review may be based on…other developments and other investment opportunities…” (HC2 Schedule 13D with respect to Novatel Wireless, filed on September 16, 2014) — “We expect to encounter intense competition for acquisition and business opportunities from both strategic investors and other entities having a business objective similar to ours, such as private investors (which may be individuals or investment partnerships), blank check companies, and other entities, domestic and international, competing for the type of businesses that we may intend to acquire.” (HC2 2014 10-K) — “BeneVir Biopharm, Inc., a biotechnology company developing a pipeline of cancer immunotherapies, today announced it closed a Series A investment round with Pansend, LLC, an indirect wholly owned subsidiary of HC2 Holdings, Inc.” (joint press release of HC2 and Benevir, November 21, 2014) Permission to use quotes neither requested nor received.

19 HC2 Business Description and Investment Company Status • HC2 in its own words: • “[w]e believe the [following companies] have business models that are generally similar to that of [HC2] (HC2 2015 proxy statement): Affiliated Managers Group, Inc. Apollo Global Management, LLC Calamos Asset Management Inc. The Carlyle Group LP CIFC Corp. Cohen & Steers, Inc. Cowen Group, Inc. Eaton Vance Corp. Federated Investors, Inc. Financial Engines, Inc. Fortress Investment Group LLC Gamco Investors, Inc. Greenhill & Co., Inc. Janus Capital Group, Inc. Lazard Ltd. Legg Mason, Inc. Manning & Napier, Inc. MSCI Inc.” (each listed company includes a registered investment company and/or registered investment adviser entity in their corporate structure) Permission to use quotes neither requested nor received. Source: Public filings

20 PFLT Overview PFLT Market Statistics 6/19/2015 Market Cap. ($MM) 212.3 Share Count (MM) 14.9 Current Price ($) 14.25 Price / NAV (x) 1.00x Price / FY2015E EPS (x) 11.0x Div. Yield (%) 8.0 As of 3/31/15 (%) Launched in April 2011 with $103MM IPO  Second public BDC managed by PennantPark, who also manages PennantPark Investment Corp. ($1.4Bn asset public BDC, ticker: PNNT) and PennantPark Credit Opportunities Fund II (private fund)  Focused on senior secured loans, providing protection against inflation and rising rates — Targeting companies with $10MM to $100MM of EBITDA  $336MM portfolio yields 8.4% and consists of 71 different companies with average investment size of $4.7MM — Diversified and defensive portfolio with wtd. avg. cash int. coverage of 3.1x and wtd. avg. debt/EBITDA of 4.0x — 95% floating rate portfolio (40) (20) 0 20 40 60 80 Apr-11 Feb-12 Dec-12 Oct-13 Aug-14 Jun-15 S&P500 PFLT Peers Since PFLT IPO (%) Business Overview Portfolio Composition Total Return Financial Highlights ($MM) FY 2012 9/30/12 FY 2013 9/30/13 FY 2014 9/30/14 LTM 3/31/15 Income Statement Net Invest. Income 6.3 10.5 16.6 19.6 NII / Share 0.92 1.10 1.12 1.32 Div. / Share 0.91 1.03 1.08 1.09 EPS 1.75 1.25 1.38 0.92 Balance Sheet Total Investments 171.8 317.8 348.4 335.5 Total Assets 178.4 328.8 372.9 354.4 Total Debt 75.1 99.6 146.9 117.6 Total Equity 95.7 210.1 214.5 213.0 Leverage Ratio 0.78 0.47 0.68 0.55 NAV / Share 13.98 14.10 14.40 14.30 Source: Capital IQ (6/19/2015) Source: Company Filings Source: Company Filings 73.1% 29.9% (2.2%) (1) Notes 1. Peer mean includes ACSF, FSFR, SUNS Total Investments: $336MM 2nd Lien Secured Debt 14% 1st Lien Senior Secured Debt 83% Sub. Debt., Common and Pref. Equity 3%

21 PFLT Historical Performance  PFLT has demonstrated an ability to quickly ramp assets, while maintaining strong credit quality, after equity offerings PFLT Portfolio Size and Debt Yield 1% 2% 3% 4% 5% 6% 7% 8% 9% 10% $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Total Portfolio Yield on Portfolio ($ in millions) Ramp after $100mm IPO Ramp after two follow-on offerings Source: PFLT Investor Presentation, filed on April 29, 2015.

22 PFLT Portfolio and Dividend Growth  PFLT is a proven credit manager that has had consistent and growing dividends Portfolio Size ($ in millions) and Debt Yield Monthly Dividends (cents per share) 5.00 6.00 7.00 7.50 8.00 8.25 8.50 8.75 9.00 9.50 0 1 2 3 4 5 6 7 8 9 10 *Monthly distributions for April, May, and June 2015 were also $0.095. Source: PFLT Investor Presentation, filed on April 29, 2015. 1% 2% 3% 4% 5% 6% 7% 8% 9% 10% $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Total Portfolio Yield on Portfolio